Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL REPORTS

SECOND QUARTER 2009 OPERATING RESULTS

ALMERE, THE NETHERLANDS, July 29, 2009 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2009 (unaudited) operating results in accordance with US GAAP.

•	Second quarter of 2009 net sales of EUR 119.5 million, up 34% from the first quarter of 2009 and down 43% from the second quarter of 2008. Front-end sales were down 40%, Back-end sales were up 112%;

•	Restructuring expenses of EUR 15.4 million were incurred and an inventory impairment charge of EUR 20.6 million was recognized in the second quarter of 2009;

•

Net loss (allocated to the shareholders of the parent) of the second quarter of 2009 was EUR 55.7 million, or EUR 1.08 diluted net loss per share, as compared to net loss of EUR 23.3 million, or EUR 0.45 diluted net loss per share for the first quarter of 2009 and net earnings of EUR 9.6 million or EUR 0.18 diluted net earnings per share for the second quarter of 2008;

•

Bookings in the second quarter of 2009 were EUR 155.8 million, up 85% from the first quarter of 2009. Bookings from our Front-end segment were down 36% and bookings from our Back-end segment were up 167%. Quarter-end backlog was EUR 122.4 million, up 42% from the end of the previous quarter.

Investor Contacts:

Erik Kamerbeek

Investor Relations

+31 88 100 8500

Mary Jo Dieckhaus

Investor Relations

+1 212-986-290

Media Contact:

Ian Bickerton

+31 625 018 512

Commenting on the Company’s operating results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “Within Front-end, the sequential Q2 over Q1 decline in both bookings and billings reflects the nature of our product mix and customer base. For example, our advanced ALD and low-k technologies are more geared towards technology upgrades for the 32nm and 22nm logic technology nodes than towards the 3x memory shrinks. In both Q4 and Q1, our weighting toward logic device manufacturers helped us to counter some of the industry’s decline in capital spending patterns in those periods. For the second quarter, the market dynamic shifted as some memory & foundry players took the lead in spending.”

“In Back-end, demand rebounded significantly following the trough of Q1. Our diversified product and customer base that extends beyond the semiconductor industry, contributed to the sharp recovery in bookings. ASM Pacific Technology is also reaping the benefits from recent capital employment in its leadframe, LED assembly and packaging, and post-bonding equipment operations, which has helped generate market share gains even during the downturn.”

“As we announced last week, we are making progress with our Perform! program in achieving healthy Front-end profitability and are taking more aggressive steps on a faster timeline to complete the restructuring of Front-end.”

The following table shows the operating performance for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	% Change Q1 2009 to Q2 2009		% Change Q2 2008 to Q2 2009
Net sales	209.4	89.1	119.5	34%		(43)%
Gross profit before impairment of inventories	81.2	21.3	33.7	58%		(58)%
Gross profit margin %	38.8%	23.9%	28.2%	4.3	pt 1)	(10.6	)pt 1)
Impairment inventories	—	—	(20.6)
Gross profit	81.2	21.3	13.1	(38)%		(84)%
Selling, general and administrative expenses	(31.8)	(25.2)	(25.7)	2%		(19)%
Research and development expenses	(18.4)	(16.6)	(14.6)	(12)%		(21)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.2)	nm		Nm
Impairment of goodwill	(1.4)	—	—
Restructuring expenses	—	(4.1)	(15.4)

Earnings from operations	29.5	(24.7)	(42.7)
Net earnings (loss) 2)	9.6	(23.3)	(55.7)
Net earnings (loss) 2) per share, diluted	0.18	(0.45)	(1.08)
New orders	193.3	84.4	155.8	85%		(19)%
Backlog at end of period	174.5	86.1	122.4	42%		(30)%

1)	Percentage point change

2)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	% Change Q1 2009 to Q2 2009	% Change Q2 2008 to Q2 2009
Front-end	77.2	45.8	27.6	(40)%	(64)%
Back-end	132.2	43.3	91.9	112%	(30)%

Total net sales	209.4	89.1	119.5	34%	(43)%

During the second quarter of 2009, net sales of wafer processing equipment (Front-end segment) represented 23% of total net sales and sales of assembly and packaging equipment and materials (Back-end segment) represented 77% of total net sales.

Due to the difficult market conditions a decrease in net sales of our Front-end segment was encountered in all product lines. However equipment systems bookings were strongest towards the end of the second quarter.

Our Back-end segment has seen encouraging signs of a rebound in the semiconductor assembly and packaging equipment industry in the second quarter of 2009 compared to the first quarter of 2009. This rebound is mainly caused by the stimulus packages implemented by the Chinese government, robust demand for handsets in China, and demand for LED backlite modules for displays. Our Back-end segment saw improved performance across all our major product lines.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the second quarter of 2009 as compared to the second quarter of 2008 impacted total net sales by 13.7%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Gross profit Q2 2008	Gross profit Q1 2009	Gross profit before impairment inventories Q2 2009	Gross profit margin Q2 2008	Gross profit margin Q1 2009	Gross profit margin Q2 2009	Increase or (decrease) percentage points Q1 2009 to Q2 2009	Increase or (decrease) percentage points Q2 2008 to Q2 2009
Front-end	24.6	12.1	0.4	31.9%	26.5%	1.7%	(24.8)	(30.2)
Back-end	56.6	9.2	33.3	42.8%	21.2%	36.2%	15.0	(6.6)

Total gross profit	81.2	21.3	33.7	38.8%	23.9%	28.2%	4.3	(10.6)

The decrease in the gross profit margin excluding the impairment of inventories of our Front-end segment in the second quarter of 2009 is the result of the low sales level and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus on certain of our product configurations an impairment of inventories has been recorded of EUR 20.6 million in the second quarter of 2009, resulting in a negative gross profit margin of EUR 20.2 million or (73%) of net sales.

In our Back-end segment gross margins have further improved in the second quarter of 2009 resulting from successful cost reduction efforts and improved sales levels, even when costs have generally gone up in view of the increased production activities in the second quarter in order to meet demand. Besides successful cost reduction efforts, our leadframe gross margins have also benefited from much lower metal prices as compared to last year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	% Change Q1 2009 to Q2 2009	% Change Q2 2008 to Q2 2009
Front-end	17.9	15.9	14.7	(8)%	(18)%
Back-end	13.9	9.3	11.0	18%	(21)%

Total selling, general and administrative expenses	31.8	25.2	25.7	2%	(19)%

As a percentage of net sales, selling, general and administrative expenses were 21% in the second quarter of 2009 and 28% in the first quarter of 2009 and 15% in the second quarter of 2008.

Selling, general and administrative expenses of our Front-end segment decreased as a result of our focus to reduce our expenses given the current market circumstances, including the further reduction of headcount of the Front-end segment in the second quarter of 2009.

The decrease in the Back-end segment compared with the second quarter of 2008 is the result of the implementation of major costs reduction programs, initiated after the market downturn in the second half of 2008. Compared with the first quarter of 2009 the selling, general administrative expenses increased as a result of increased activities.

Headcount of the Front-end segment was further reduced by 3% in the second quarter of 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	% Change Q1 2009 to Q2 2009	% Change Q2 2008 to Q2 2009
Front-end	11.0	10.1	8.1	(20)%	(26)%
Back-end	7.4	6.5	6.5	—	(12)%

Total research and development expenses	18.4	16.6	14.6	(12)%	(21)%

As a percentage of net sales, research and development expenses were 12% in the second quarter of 2009, 19% in the first quarter of 2009 and 9% in the second quarter of 2008.

The decrease in the Front-end segment from the first quarter of 2009 and the second quarter of 2008 is the result of the prioritisation of research and development projects.

At the Back-end segment the research and development expenses in the second quarter of 2009 were at a similar level as compared to the first quarter of 2009.

Restructuring Expenses. In 2009 ASMI is implementing a major restructuring in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 15.4 million restructuring expenses was recorded in the second quarter of 2009. These charges include EUR 7.8 million in one-time employee termination benefit obligations, EUR 2.3 million in non cash fixed asset impairment charges, EUR 4.3 million related to the intended management buy-out of our RTP business and EUR 1.0 million in other transition charges.

In the first quarter of 2009 an amount of EUR 4.1 million restructuring charges was recognized, mainly related to one-time employee termination benefit obligations.

Earnings (Loss) from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	Change Q1 2009 to Q2 2009	Change Q2 2008 to Q2 2009
Front-end:
Excluding impairments and restructuring charges	(4.4)	(14.0)	(22.5)	(8.5)	(18.1)
Impairments and restructuring	(1.4)	(4.1)	(36.0)	(31.9)	(34.6)

Including impairments and restructuring	(5.8)	(18.1)	(58.5)	(40.4)	(52.7)
Back-end	35.3	(6.6)	15.8	22.4	(19.5)

Total earnings (loss) from operations	29.5	(24.7)	(42.7)	(18.0)	(72.2)

Net Earnings (Loss) (allocated to the shareholders of the parent). The following table shows net earnings (loss) for our Front-end and Back-end segments for the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions)	Q2 2008	Q1 2009	Q2 2009	Change Q1 2009 to Q2 2009	Change Q2 2008 to Q2 2009
Front-end:
Excluding impairments, restructuring and fair value change Conversion option	(5.4)	(16.7)	(23.9)	(7.2)	(18.5)
Impairments and restructuring	(1.4)	(3.0)	(34.9)	(31.9)	(33.5)
Fair value change Conversion option	—	0.6	(4.7)	(5.3)	(4.7)

Including impairments, restructuring and fair value change Conversion option	(6.8)	(19.1)	(63.5)	(44.4)	(56.7)
Back-end	16.4	(4.2)	7.8	12.0	(8.6)

Total net earnings (loss) 1)	9.6	(23.3)	(55.7)	(32.4)	(65.3)

1)	allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Six months ended June 30, 2009

The following table shows the operating performance and the percentage change for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions, except earnings per share)	Six months ended June 30,
	2008	2009	% Change
Net sales	406.5	208.6	(49)%
Gross profit before impairment of inventories	157.6	55.0	(65)%
Gross profit margin %	38.8%	26.4%	(12.4	)pt
Impairment inventories	—	(20.6)	(20.6)
Gross profit	157.6	34.4	(78)%
Selling, general and administrative expenses	(60.9)	(50.9)	16%
Research and development expenses	(37.3)	(31.1)	17%
Amortization of other intangible assets	(0.2)	(0.3)	nm
Impairment of goodwill	(1.4)	—	—
Restructuring expenses	—	(19.5)	—

Earnings from operations	57.8	(67.4)	—
Net earnings (loss) 1)	22.2	(79.0)	—
Net earnings (loss) per share, diluted1)	0.41	(1.53)	—
New orders	380.6	240.2	(37)%
Backlog at end of period	174.5	122.4	(30)%

1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	2008	2009	% Change
Front-end	161.1	73.4	(54)%
Back-end	245.4	135.2	(45)%

Total net sales	406.5	208.6	(49)%

During the six months ended June 30, 2009 net sales of wafer processing equipment (Front-end segment) represented 35% of total net sales and sales of assembly and packaging equipment and materials (Back-end segment) represented 65% of total net sales.

The market conditions in the semiconductor industry impacted the sales levels in the first six months ended June 30, 2009 compared to the same period in 2008. Lower sales levels of 54% in our Front-end segment and 45% in our Back-end segment were recorded. In our Front-end segment the decrease continued quarter over quarter and are noticed in all productlines. In the Back-end segment the six months period ended June 30, 2009 started with weak sales levels and rebounded in the second quarter of 2009 as market conditions improved significantly in the assembly and packaging equipment industry due to the stimulus packages implemented by the Chinese government.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first six months of 2009 as compared to the same period of 2008 impacted total net sales by 13.8%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	Gross profit		Gross profit margin
	2008	2009 excluding impairment charges inventories	2008	2009	Increase or (decrease) percentage points
Front-end	53.2	12.6	33.0%	17.2%	(15.8)
Back-end	104.4	42.4	42.6%	31.4%	(11.2)

Total gross profit	157.6	55.0	38.8%	26.4%	(12.4)

The decrease in the gross profit margin excluding the impairment of inventories of our Front-end segment in the second quarter of 2009 is the result of the low sales level and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of EUR 20.6 million in the second quarter of 2009. In our Back-end segment gross margins have decreased during the 6 months ended June 30, 2009 compared to the same period in 2008 due to the industry dynamics. However rebounded during the second quarter of 2009.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	2008	2009	% Change
Front-end	34.4	30.6	11%
Back-end	26.5	20.3	23%

Total selling, general and administrative expenses	60.9	50.9	16%

As a percentage of net sales, selling, general and administrative expenses were 24% in the first half year of 2009 and 15% in the same period of 2008.

Selling, general and administrative expenses of our Front-end segment decreased as a result of our focus to reduce our expenses given the current market circumstances, including the reduction of headcount of the Front-end segment in the first six months of 2009.

The decrease in the Back-end segment compared with the same period in 2008 is the result of the implementation of major costs reduction programs.

Headcount of the Front-end segment was further reduced by 11% in the first half year of 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	2008	2009	% Change
Front-end	22.7	18.1	20%
Back-end	14.6	13.0	11%

Total research and development expenses	37.3	31.1	17%

As a percentage of net sales, research and development expenses were 15% in the first six months of 2009 and 9% in the first six months of 2008.

The decrease in both the Front-end and the Back-end segment is the result of the prioritisation of research and development projects.

Restructuring Expenses. In 2009 ASMI is implementing major restructuring plans in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 19.5 million restructuring expenses was recorded in the first six months of 2009. These charges include EUR 11.9 million in one-time employee termination benefit obligations, EUR 2.3 million in non cash fixed asset impairment charges, EUR 4.3 million related to the intended management buy-out of our RTP business and EUR 1.0 million in other transition charges.

Earnings (Loss) from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	2008	2009	Change
Front-end:
Excluding impairments and restructuring charges	(4.2)	(36.4)	(32.2)
Impairments and restructuring charges	(1.4)	(40.1)	(38.7)

Including impairments and restructuring charges	(5.6)	(76.5)	(70.9)

Back-end	63.4	9.1	(54.3)

Total earnings (loss) from operations	57.8	(67.4)	(125.2)

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the six months ended June 30, 2009 compared to the same period in 2008:

(EUR millions)	Six months ended June 30,
	2008	2009	Change
Front-end:
Excluding impairments, restructuring charges and fair value change conversion option	(6.5)	(40.7)	(34.2)
Impairments and restructuring charges	(1.4)	(37.8)	(36.4)
Fair value change conversion options	—	(4.1)	(4.1)

Including impairments, restructuring charges and fair value change conversion options	(7.9)	(82.6)	(74.7)

Back-end	30.1	3.6	(26.5)

Total earnings (loss) 1)	22.2	(79.0)	(101.2)

1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2009 and the backlog at the end of the second quarter of 2009 as compared to the first quarter of 2009 and the second quarter of 2008:

(EUR millions, except book-to-bill ratio)
	Q2 2008	Q1 2009	Q2 2009	% Change Q1 2009 to Q2 2009	% Change Q2 2008 to Q2 2009
Front-end:
New orders for the quarter	60.8	34.4	22.1	(36)%	(64)%
Backlog at the end of the quarter	75.1	41.7	36.2	(13)%	(52)%
Book-to-bill ratio (new orders divided by net sales)	0.79	0.75	0.80
Back-end:
New orders for the quarter	132.5	50.0	133.7	167%	1%
Backlog at the end of the quarter	99.4	44.4	86.2	94%	(13)%
Book-to-bill ratio (new orders divided by net sales)	1.00	1.15	1.45
Total
New orders for the quarter	193.3	84.4	155.8	85%	(19)%
Backlog at the end of the quarter	174.5	86.1	122.4	42%	(30)%
Book-to-bill ratio (new orders divided by net sales)	0.92	0.95	1.30

The following table shows the level of new orders during the six months ended June 30, 2008 and 2009 and the backlog at June 30, 2008 and 2009 and the percentage change:

(EUR millions, except book-to-bill ratio)	Six months ended June 30,
	2008	2009	% Change
Front-end:
New orders	137.0	56.5	(59)%
Backlog at June 30	75.1	36.2	(52)%
Book-to-bill ratio (new orders divided by net sales)	0.85	0.77
Back-end:
New orders	243.6	183.7	(25)%
Backlog at June 30	99.4	86.2	(13)%
Book-to-bill ratio (new orders divided by net sales)	0.99	1.36
Total
New orders	380.6	240.2	(37)%
Backlog at June 30	174.5	122.4	(30)%
Book-to-bill ratio (new orders divided by net sales)	0.94	1.15

Liquidity and capital resources

Net cash used in operations was EUR 6.4 million for the second quarter of 2009 as compared to net cash provided by operations of EUR 29.5 million for the second quarter of 2008. For the six months ended June 30, 2009 net cash used in operations was EUR 0.5 million as compared to net cash provided by operations of EUR 61.4 for the comparable period in 2008. These decreases result mainly from the decreased earnings, partly offset by cash inflows from lower working capital.

Net cash used in investing activities was EUR 2.3 million for the second quarter of 2009 as compared to EUR 8.0 million for the second quarter of 2008. For the six months period ended June 30, 2009 net cash used in investing activities was EUR 5.3 million compared to EUR 15.5 million in the same period last year. The decrease results mainly from lower capital expenditures.

Net cash used in financing activities was EUR 15.3 million for the second quarter of 2009 as compared to net cash used in financing activities of EUR 54.5 million for the second quarter of 2008. During the first half year of 2008, EUR 32 million was spent on the repurchase of treasury shares. For the six months period ended June 30, 2009 net cash used in financing activities was EUR 17.6 million, in the same period of 2008 this was EUR 57.1 million.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 232.9 million at March 31, 2009 to EUR 208.1 million at June 30, 2009. The decrease includes the (non-cash) impairment of EUR 20.6 million in inventories in the second quarter of 2009 and the balance of lower manufacturing and sales levels in the Front-end segment and the higher manufacturing and sales levels in the Back-end segment. The number of outstanding days of working capital, measured based on annual sales, increased from 133 days at March 31, 2009 to 138 days at June 30, 2009. For the same period, our Front-end segment decreased from 170 days to 163 days. Our Back-end segment increased from 108 days to 123 days.

At June 30, 2009, the Company’s principal sources of liquidity consisted of EUR 132.8 million in cash and cash equivalents and EUR 98.6 million in undrawn bank lines. Approximately EUR 68.7 million of the cash and cash equivalents and EUR 27.3 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 15.8 million of the cash and cash equivalents and EUR 26.3 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Change in accounting policies

As per January 1, 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per January 1, 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense (for Q2, 2009 € 1.0 million). The conversion option is measured at market value through the income statement (revaluation loss in Q2, 2009 € 4.7 million).

Outlook

Following the further decline in semiconductor capital spending in 2009 of an estimated 50 percent versus 2008, industry analysts are projecting a rebound in capital spending for 2010, up about 30 percent off the cyclical trough. While visibility is improving, it continues to be limited, thus the timing of potential orders is still difficult to predict.

For ASMI, we expect third quarter operating results will continue to reflect the divergent markets and customer bases of its two business sectors, with Front-end showing some modest improvement, while Back-end should continue to benefit from the strong rebound in customer demand.

Although we are seeing an improvement in Front-end bookings from the very low Q2 levels, orders remain at relatively low levels. For the third quarter, we expect billings to continue to be affected by market conditions. We are strongly encouraged, however, by customer commitments to our advanced technologies, such as ALD, and believe we will benefit from their investments when the industry recovers. In the meantime, we continue to execute our aggressive cost-cutting and restructuring activities to lower Front-end’s breakeven point, and optimize our organizational performance.

Based on its current strong backlog, we expect Back-end third quarter results to show continued strength. Although we expect Back-end 2H results to outperform 1H reported earnings, we remain cautious on the outlook for fourth quarter, due to the lack of long-term visibility.

Interim Financial Report

On August 31, 2009 ASM International will publish its Interim Financial report for the six months ended June 30, 2009. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2009 will be available online at www.asm.com as from August 31, 2009.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, JULY 30, 2009 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time

The teleconference dial-in numbers are as follows:

United States:	+1 866.966.5335
International:	+44 (0)20.3023.4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 13, 2009. The replay dial-in numbers are:

United States:	+1 866.583.1035
International:	+44 (0)20.8196.1998
Access Code:	117327#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	209,400	119,519	406,479	208,606
Cost of sales	(128,179)	(106,395)	(248,836)	(174,187)

Gross profit	81,221	13,124	157,643	34,419
Operating expenses:
Selling, general and administrative	(31,793)	(25,668)	(60,919)	(50,873)
Research and development	(18,420)	(14,578)	(37,283)	(31,147)
Amortization of other intangible assets	(117)	(180)	(243)	(293)
Impairment of goodwill	(1,395)	—	(1,395)	—
Restructuring expenses	—	(15,406)	—	(19,542)

Total operating expenses	(51,725)	(55,832)	(99,840)	(101,855)

Earnings (loss) from operations	29,496	(42,708)	57,803	(67,436)
Net interest expense	(945)	(1,566)	(1,744)	(2,973)
Accretion of interest convertible	—	(957)	—	(2,041)
Revaluation conversion option	—	(4,684)	—	(4,082)
Foreign currency exchange gains (losses)	(525)	323	402	(997)

Earnings (loss) before income taxes	28,026	(49,592)	56,461	(77,529)
Income tax benefit (expense)	(3,882)	859	(7,859)	1,763

Net earnings (loss)	24,144	(48,733)	48,602	(75,766)

Allocation of net earnings (loss)
Shareholders of the parent	9,596	(55,727)	22,235	(79,003)
Minority interest	14,548	6,994	26,367	3,237

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	0.19	(1.08)	0.42	(1.53)
Diluted net earnings (loss) (1)	0.18	(1.08)	0.41	(1.53)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,852	51,609	52,823	51,609
Diluted (1)	61,915	51,609	62,787	51,609

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended and six months ended June 30, 2009, the effect of a potential conversion of convertible debt into 7,289,843 and 7,245,193 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31, 2008	June 30, 2009
		(unaudited)
Assets
Cash and cash equivalents	157,277	132,771
Accounts receivable, net	172,603	122,613
Inventories, net	197,700	165,638
Income taxes receivable	108	197
Deferred tax assets	4,685	7,794
Other current assets	27,323	27,990

Total current assets	559,696	457,003
Debt issuance costs	1,353	1,081
Deferred tax assets	2,285	2,332
Other intangible assets	7,918	9,648
Goodwill, net	47,989	47,665
Property, plant and equipment, net	148,557	127,990

Total Assets	767,798	645,719

Liabilities and Shareholders’ Equity
Notes payable to banks	16,858	14,262
Accounts payable	69,718	46,859
Accrued expenses	56,657	62,463
Advance payments from customers	5,728	7,245
Deferred revenue	4,979	2,376
Income taxes payable	26,964	16,604
Current portion of long-term debt	6,763	20,286

Total current liabilities	187,667	170,095
Pension liabilities	6,490	6,229
Deferred tax liabilities	539	374
Long-term debt	23,268	18,628
Convertible subordinated debt	106,793	82,439
Conversion option	—	7,010

Total Liabilities	324,757	284,775
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 54,275,131 and 54,275,131 shares	2,171	2,171
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none and 21,985 shares	220	220
Capital in excess of par value	324,707	322,481
Treasury shares at cost	(37,215)	(37,215)
Retained earnings	92,111	21,005
Accumulated other comprehensive loss	(64,092)	(66,385)

Total Shareholders’ Equity	317,902	242,277
Minority interest	125,139	118,667

Total Equity	443,041	360,944

Total Liabilities and Equity	767,798	645,719

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	24,144	(48,733)	48,602	(75,766)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,739	8,688	15,661	17,616
Amortization of other intangible assets	360	405	731	951
Impairment of property, plant and equipment	—	2,312	—	2,312
Impairment of goodwill	1,395	—	1,395	—
Impairment of inventories	—	20,629	—	20,629
Addition provision restructuring expenses	—	10,763	—	10,763
Amortization of debt issuance costs	260	131	433	266
Compensation expense employee stock option plan	455	531	880	1,173
Compensation expense employee share incentive scheme ASMPT	2,233	1,210	3,094	1,637
Revaluation conversion option	—	4,684	—	4,082
Additional non-cash interest convertible	—	957	—	2,041
Other	—	81	—	81
Deferred income taxes	(303)	(2,619)	(593)	(3,874)
Changes in other assets and liabilities:
Accounts receivable	(1,461)	235	21,697	47,619
Inventories	6,123	(768)	(5,325)	7,570
Other current assets	(690)	(5,926)	(7,116)	(1,001)
Accounts payable and accrued expenses	(9,068)	563	(19,362)	(25,500)
Advance payments from customers	(1,899)	1,253	2,162	1,642
Deferred revenue	(3,167)	(1,690)	(2,883)	(2,554)
Pension liabilities	41	64	122	73
Income taxes	3,378	785	1,948	(10,246)

Net cash provided by (used in) operating activities	29,540	(6,445)	61,446	(486)

Cash flows from investing activities:
Capital expenditures	(6,852)	(870)	(16,617)	(2,606)
Purchase of intangible assets	(1,638)	(1,505)	(1,814)	(2,787)
Proceeds from sale of property, plant and equipment	441	124	2,977	122

Net cash used in investing activities	(8,049)	(2,251)	(15,454)	(5,271)

Cash flows from financing activities:
Notes payable to banks, net	256	(1,534)	506	(1,534)
Repayments of long-term debt and subordinated debt	(2,663)	(1,446)	(4,392)	(3,713)
Purchase of treasury shares	(30,914)	—	(32,018)	—
Dividend tax paid on withdrawal of treasury shares	—	(3,399)	—	(3,399)
Proceeds from issuance of preferred shares	220	—	220	—
Proceeds from issuance of common shares	918	—	952	—
Dividend to minority shareholders	(22,341)	(8,969)	(22,341)	(8,969)

Net cash used in financing activities	(54,524)	(15,348)	(57,073)	(17,615)
Exchange rate effects	(1,205)	(4,677)	(4,557)	(1,139)

Net decrease in cash and cash equivalents	(34,238)	(28,721)	(15,638)	(24,511)
Cash and cash equivalents at beginning of period	186,523	161,487	167,923	157,277

Cash and cash equivalents at end of period	152,285	132,766	152,285	132,766

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,476	2,787	1,815	2,950
Income taxes, net	806	974	6,503	12,356

Non cash investing and financing activities:
Conversion of subordinated debt into 349,286 common shares	4,656	—	4,656	—

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.87% at June 30, 2009, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended June 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	77,170	132,230	209,400
Gross profit	24,592	56,629	81,221
Earnings (loss) from operations	(5,754)	35,250	29,496
Net interest income (expense)	(1,150)	205	(945)
Foreign currency exchange losses	(19)	(506)	(525)
Income tax benefit (expense)	121	(4,003)	(3,882)
Net earnings (loss)	(6,802)	30,946	24,144
Net earnings (loss) allocated to:
Shareholders of the parent	(6,802)	16,398	9,596
Minority interest	—	14,548	14,548
Capital expenditures and purchase of intangible assets	3,491	4,999	8,490
Depreciation and amortization	3,626	4,473	8,099
Impairment of goodwill	1,395	—	1,395

Three months ended June 30, 2009	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	27,626	91,893	119,519
Gross profit	(20,148)	33,272	13,124
Earnings (loss) from operations	(58,498)	15,790	(42,708)
Net interest income (expense)	(1,671)	105	(1,566)
Accretion of interest convertible	(957)	—	(957)
Revaluation conversion option	(4,684)	—	(4,684)
Foreign currency exchange gains (losses)	(96)	419	323
Income tax benefit (expense)	2,336	(1,477)	859
Net earnings (loss)	(63,570)	14,837	(48,733)
Net earnings (loss) allocated to:
Shareholders of the parent	(63,570)	7,843	(55,727)
Minority interest	—	6,994	6,994
Capital expenditures and purchase of intangible assets	1,691	684	2,375
Depreciation and amortization	3,615	5,478	9,093
Impairment of fixed assets	2,312	—	2,312

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	161,048	245,431	406,479
Gross profit	53,144	104,499	157,643
Earnings (loss) from operations	(5,541)	63,344	57,803
Net interest income (expense)	(2,368)	624	(1,744)
Foreign currency exchange gains (losses)	(131)	533	402
Income tax benefit (expense)	175	(8,034)	(7,859)
Net earnings (loss)	(7,865)	56,467	48,602
Net earnings (loss) allocated to:
Shareholders of the parent	(7,865)	30,100	22,235
Minority interest	—	26,367	26,367
Capital expenditures and purchase of intangible assets	9,395	9,036	18,431
Depreciation and amortization	7,294	9,098	16,392
Impairment of goodwill	1,395	—	1,395
Cash and cash equivalents	95,157	57,128	152,285
Capitalized goodwill	10,794	33,690	44,484
Other intangible assets	4,442	635	5,077
Other identifiable assets	287,879	292,341	580,220
Total assets	398,272	383,794	782,066
Total debt	168,978	—	168,978
Headcount in full-time equivalents (1)	1,741	10,421	12,162

Six months ended June 30, 2009	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	73,380	135,226	208,606
Gross profit	(8,025)	42,444	34,419
Earnings (loss) from operations	(76,569)	9,133	(67,436)
Net interest income (expense)	(3,188)	215	(2,973)
Accretion of interest convertible	(2,041)	—	(2,041)
Revaluation conversion option	(4,082)	—	(4,082)
Foreign currency exchange losses	(230)	(767)	(997)
Income tax benefit (expense)	3,477	(1,714)	1,763
Net earnings (loss)	(82,633)	6,867	(75,766)
Net earnings (loss) allocated to:
Shareholders of the parent	(82,633)	3,630	(79,003)
Minority interest	—	3,237	3,237
Capital expenditures and purchase of intangible assets	3,296	2,090	5,386
Depreciation and amortization	7,367	11,200	18,567
Impairment of fixed assets	2,312	—	2,312
Cash and cash equivalents	64,039	68,732	132,771
Capitalized goodwill	10,096	37,569	47,665
Other intangible assets	9,283	365	9,648
Other identifiable assets	196,437	259,198	455,635
Total assets	279,855	365,864	645,719
Total debt	142,625	—	142,625
Headcount in full-time equivalents (1)	1,485	9,085	10,570

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

As per 1 January 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per 1 January 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. The conversion option is measured at market value through the income statement.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, convertible subordinated notes until 31 December 2008, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings			Net earnings
	Three months ended June 30,			Six months ended June 30,
(EUR thousands, except per share data)	2008	2009		2008	2009
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
US GAAP	24,144	(48,733)		48,602	(75,766)
Adjustments for IFRS:
Convertible subordinated notes (1)	(47,876)	—		(50,171)	—
Development expenses	2,530	(3,276	)(2)	5,871	(855)
Dividend preferred shares	(2)	(1)		(2)	(4)

Total adjustments	(45,348)	(3,277)		(44,302)	(859)
IFRS	(21,204)	(52,010)		4,300	(76,625)

IFRS allocation of net earnings (loss):
Shareholders	(35,752)	(59,004)		(22,067)	(79,862)
Minority interest	14,548	6,994		26,367	3,237
Net earnings per share, allocated to the shareholders of the parent;
Basic	(0.68)	(1.14)		(0.42)	(1.55)
Diluted	(0.68)	(1.14)		(0.42)	(1.55)

				Total Equity	Total Equity
				June 30,	June 30,
(euro thousands)				2008	2009
				(unaudited)	(unaudited)
US GAAP				426,088	360,944
Adjustments for IFRS:
Goodwill				(9,005)	(9,848)
Convertible subordinated notes (1)				(58,643)	—
Development expenses				34,351	36,446
Pension plans				741	803
Preferred shares				(220)	(220)

Total adjustments				(32,776)	27,181
IFRS				393,312	388,125

(1)	As a result of the application of EITF 07-05 as from 1 January 2009, the accounting treatment of the subordinated convertible notes under US GAAP is equal to the treatment under IFRS

(2)	An impairment charge of EUR 7.530 as result of strategic choices was recognized in the second quarter of 2009